UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter 2023 Results for Production and Volume Sold per Metal

LIMA, Peru--(BUSINESS WIRE)--July 13, 2023--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 2Q23 results for production and volume sold.

2Q23 Production per Metal (100% basis)

	1Q23 (Actual)	2Q23 (Actual)	6M23 (Actual)	2023 Updated Guidance (1)(2)(3)

Gold (Oz.)
Orcopampa	19,996	19,975	39,971	72k - 80k
Tambomayo	10,600	10,896	21,496	35k - 40k
Coimolache	6,536	9,632	16,168	60k - 65k
El Brocal	4,421	4,377	8,798	24k - 26k

Silver (Oz.)
Uchucchacua	0	0	0	0.7M - 1.0M
Yumpag	0	0	0	1.6M - 1.8M
El Brocal	436,678	635,530	1,072,208	2.7M - 3.0M
Tambomayo	394,305	540,732	935,038	1.9M - 2.2M
Julcani	417,887	472,740	890,626	1.9M - 2.1M

Lead (MT)
El Brocal	0	1,275	1,275	7.5k - 8.3k
Uchucchacua	0	0	0	1.4k - 1.5k
Yumpag	0	0	0	0.3k - 0.4k
Tambomayo	1,324	924	2,248	2.9k - 3.2k

Zinc (MT)
El Brocal	0	3,812	3,812	23.0k - 25.0k
Uchucchacua	0	0	0	2.0k - 2.2k
Tambomayo	1,552	1,150	2,702	4.8k - 5.3k

Copper (MT)
El Brocal	12,238	13,213	25,452	45.0k - 50.0k
  Above 2023 projections are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of July 2023.
  2023 Uchucchacua and Yumpaq Guidance is subject to permit approval to begin production.
  El Brocal stockpiled ore mined from its open pit during the 1Q23. Lead and zinc ore are being treated at the processing plant starting in 2Q23. The underground mine will operate continuously throughout 2023.

2Q23 Comments

Tambomayo:

  Gold, silver, lead and zinc production was in line with 2Q23 expectations. 2023 guidance remains unchanged.

Orcopampa:

  2Q23 gold production exceeded expectations due to higher gold grades extracted from the Pucará and Ramal 4 vein system. 2023 guidance remains unchanged.

Coimolache:

  2Q23 gold production was below quarterly projections due to a slower than expected leach pad gold extraction rate with longer than expected percolation time. These are expected to increase in the second half of 2023. 2023 guidance therefore remains unchanged.

Julcani:

  2Q23 silver production was below projections due to a negative geology reconciliation with decreased treated ore. 2023 guidance has therefore been updated.

Yumpag:

  4Q23 targeted production initiation remains unchanged and is subject to the final permitting and approval required to operate.

Uchucchacua:

  Exploration and mine development continued during 2Q23 as planned.
  During 3Q23 Buenaventura will focus on ensuring processing plant operational readiness to receive ore from Uchucchacua and Yumpag by the end of 2023.

El Brocal:

  2Q23 copper production exceeded projections due to underground mine production ramp-up which remains ahead of expectations. Buenaventura expects to reach its targeted 10,000 tpd by 4Q23. 2023 guidance remains unchanged.
  Open pit polymetallic ore processing resumed as planned during 2Q23. Zinc and lead production during the quarter was in line with expectations. 2023 guidance remains unchanged.

2Q23 Payable Volume Sold

2Q23 Volume Sold per Metal (100% basis)

	1Q23 (Actual)	2Q23 (Actual)	6M23 (Actual)

Gold (Oz.)
Orcopampa	20,326	19,718	40,044
Tambomayo	9,360	9,868	19,228
Coimolache	6,854	8,170	15,024
El Brocal	2,595	2,427	5,022

Silver (Oz.)
Uchucchacua	130,642	150,637	281,279
Yumpag	0	0	0
El Brocal	379,158	508,257	887,415
Tambomayo	370,299	485,593	855,892
Julcani	412,890	449,841	862,731

Lead (MT)
El Brocal	88	1,215	1,302
Uchucchacua	0	0	0
Yumpag	0	0	0
Tambomayo	1,189	808	1,996

Zinc (MT)
El Brocal	38	3,094	3,132
Uchucchacua	0	0	0
Tambomayo	1,269	895	2,163

Copper (MT)
El Brocal	11,748	12,355	24,104

Realized Metal Prices*

	1Q23 (Actual)	2Q23 (Actual)	6M23 (Actual)
Gold (Oz)	1,915	1,945	1,930
Silver (Oz)	22.5	24.27	23.48
Lead (MT)	2,139	1,846	1,960
Zinc (MT)	2,004	2,497	2,375
Copper (MT)	8,972	8,992	8,983

*Buenaventura consolidated figures.

Appendix

1. 2Q23 Production per Metal (100% basis)

	1Q23 (Actual)	2Q23 (Actual)	6M23 (Actual)

Gold (Oz.)
La Zanja	3,051	2,030	5,081

Silver (Oz.)
Orcopampa	7,618	7,242	14,860
La Zanja	6,630	5,322	11,951
Coimolache	25,485	64,084	89,570

Lead (MT)
Julcani	106	159	266

2. 2Q23 Volume Sold per Metal (100% basis)

	1Q23 (Actual)	2Q23 (Actual)	6M23 (Actual)

Gold (Oz.)
La Zanja	3,211	1,892	5,103

Silver (Oz.)
Orcopampa	6,699	6,023	12,722
La Zanja	10,942	11,589	22,531
Coimolache	24,909	57,608	82,517

Lead (MT)
Julcani	94	138	232

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

In Lima:
Daniel Dominguez, Chief Financial Officer
+51 (511) 419 2540

Gabriel Salas, Head of Investor Relations
+51 (511) 419 2591 / Gabriel.salas@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

In NY:
Barbara Cano
+1 (646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: July 13, 2023